# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: QUANTUM CORP /DE/, CIK 0000709283
CUSIP: 747906600
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 10770 E. Briarwood Avenue, Centennial, Colorado (CO), 80112
Date of event which requires filing of this statement: 09/23/2025
Filed by CIK 0002055322
Persons authorized to receive notices and communications: Dialectic Technology SPV LLC, John Fichthorn, 119 Rowayton Avenue, Rowayton, Connecticut (CT), 06853, 212-230-3220

## Reporting persons
- Dialectic Technology SPV LLC (CIK 0002055322): type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,653,308; sole dispositive power 0; shared dispositive power 2,653,308; aggregate amount beneficially owned 2,653,308 (16.6% of the class)
  Comment: The amount listed in Rows 8, 10 and 11 consists of Common Stock of the Issuer, par value $0.01 per share ("Common Stock"), issuable on the exercise of the Forbearance Warrant (as defined herein) ("Warrant Shares"). The Reporting Persons will not have the power to vote or dispose of the Warrant Shares unless, and to the extent, Dialectic Technology SPV LLC ("Dialectic") exercises its right to acquire Warrant Shares in accordance with the terms of the Forbearance Warrant.
  
  The percentage calculated in Row 13 is based on a total of 13,333,207 shares of Common Stock issued and outstanding as of September 22, 2025.
- Dialectic Technology Manager LLC: type of reporting person: investment company (IV); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,653,308; sole dispositive power 0; shared dispositive power 2,653,308; aggregate amount beneficially owned 2,653,308 (16.6% of the class)
  Comment: The amount listed in Rows 8, 10 and 11 consists of Warrant Shares. The Reporting Persons will not have the power to vote or dispose of the Warrant Shares unless, and to the extent, Dialectic exercises its right to acquire Warrant Shares in accordance with the terms of the Forbearance Warrant.
  
  The percentage calculated in Row 13 is based on a total of 13,333,207 shares of Common Stock issued and outstanding as of September 22, 2025.
- JOHN FICHTHORN (CIK 0001411509): type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 15,271; shared voting power 2,653,308; sole dispositive power 15,271; shared dispositive power 2,653,308; aggregate amount beneficially owned 2,668,579 (16.7% of the class)
  Comment: The amount listed in Rows 8, 10 and 11 consists of Warrant Shares. The Reporting Persons will not have the power to vote or dispose of the Warrant Shares unless, and to the extent, Dialectic exercises its right to acquire Warrant Shares in accordance with the terms of the Forbearance Warrant.
  
  The amount listed in Rows 7 and 9 consists of 10,866 shares of Common Stock directly held by Mr. Fichthorn; and 4,405 restricted stock units ("RSUs") issued to Mr. Fichthorn on May 1, 2025 in his capacity as a director of the Issuer.
  
  The percentage calculated in Row 13 is based on a total of 13,333,207 shares of Common Stock issued and outstanding as of September 22, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock
Name of issuer: QUANTUM CORP /DE/
Address of issuer's principal executive offices: 10770 E. Briarwood Avenue, Centennial, Colorado (CO), 80112

## Item 2. Identity and Background
Name of person filing:
This statement is filed by: (i) Dialectic Technology SPV LLC, a Delaware limited liability company ("Dialectic"); (ii) Dialectic Technology Manager LLC, a Delaware limited liability company and the Manager of Dialectic ("Dialectic Manager"); and (iii) John Fichthorn, the Managing Member of Dialectic Manager ("Mr. Fichthorn").

Dialectic, Dialectic Manager and Mr. Fichthorn are referred to each as a "Reporting Person" and collectively as the "Reporting Persons."
Residence or business address: The principal business address of each of the Reporting Persons is 119 Rowayton Avenue, Rowayton, CT 06853.
Present principal occupation or employment: The principal business of each of the Reporting Persons is investment management.
Criminal convictions in the last five years: None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Dialectic and Dialectic Manager is a Delaware limited liability company. Mr. Fichthorn is a citizen of the United States of America.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: Item 4 of this Schedule 13D is incorporated herein by reference.

## Item 4. Purpose of Transaction
Purpose of transaction:
Background

On April 2, 2025, certain entities affiliated with Blue Torch Finance, LLC assigned to Dialectic their rights and obligations as lenders in respect of an aggregate amount of approximately $51.3 million in the term loans (the "Term Loans") issued to the Issuer pursuant to the Issuer's Term Loan Credit and Security Agreement, dated as of August 5, 2021 (as amended, the "Term Loan Credit Agreement"), by and among, among others, the Issuer, as the borrower, certain guarantors and the Lenders (as defined below).

Forbearance Warrant and Warrant Registration Rights Agreement

On September 23, 2025, Dialectic entered into a Fifteenth Amendment to Term Loan Credit and Security Agreement (the "Fifteenth Term Loan Amendment"), by and among, among others, the Issuer, Quantum LTO Holdings, LLC, Dialectic, OC III LVS XXXIII LP, a Delaware limited partnership ("LVS XXXIII"), and OC III LVS XL LP, a Delaware limited partnership ("LVS XL" and together with LVS XXXIII, the "OC III Lenders", and the OC III Lenders together with Dialectic, collectively the "Lenders" and each a "Lender"), pursuant to which, among other things, (a) the Lenders agreed to permit the Issuer to retain up to $15.0 million of the net cash proceeds from the Standby Equity Purchase Agreement (as defined below) received on or after the date of the Fifteenth Term Loan Amendment for its working capital needs and other general corporate purposes, (b) payment of cash interest on the Term Loans held by Dialectic that accrue (including prior to the date of the Fifteenth Term Loan Amendment) during the fiscal quarters ending September 30, 2025 and December 31, 2025 will be deferred until the earliest of (i) the date the Issuer elects to pay such deferred cash interest, (ii) the maturity of such Term Loans, and (iii) the date the Debt Exchange (as defined below) occurs (at which point such deferred interest will be subject to the terms of the Indenture (as defined below)), and the interest rate applicable to such Term Loans held by Dialectic is increased by 2.00% during the period that such cash interest is being deferred, (c) the existing maximum total net leverage ratio covenant and minimum daily liquidity covenant have been eliminated under the Term Loan Credit Agreement, and (d) certain other provisions have been amended, including provisions relating to mandatory prepayment events, payment of fees and expenses, and reporting.

As consideration for such forbearances, waivers and amendments, the Issuer issued to Dialectic a warrant (the "Forbearance Warrant") to purchase 2,653,308 shares of Common Stock, the number of shares equal to 19.9% of the outstanding shares of Common Stock as of the date of the Transaction Agreement, at an exercise price of $8.81 per share (the "Forbearance Warrant Exercise Price") (equal to 80% of the 7-day volume-weighted average price ("VWAP") as of the trading day ending on September 22, 2025), at any time until the seventh anniversary of the issuance of the Forbearance Warrant. The exercise price and the number of shares of Common Stock underlying the Forbearance Warrant are subject to adjustment in the event of specified events, including dilutive issuances at a price lower than the exercise price of the Forbearance Warrant, a subdivision or combination of the Common Stock, a reclassification of the Common Stock or specified dividend payments, subject to certain limitations as set forth in the Forbearance Warrant. Upon exercise, the aggregate exercise price may be paid, at Dialectic's election, in cash or on a net issuance basis, based upon the then current market price of the Common Stock at the time of exercise. The Forbearance Warrant includes certain antidilution protections in favor of Dialectic, subject to certain limitations, including stockholder approval of any Forbearance Warrant Excess Shares Issuance (as defined below) and with respect to the exclusion of Common Stock issued on or after the issuance date of the Forbearance Warrant pursuant to the Standby Equity Purchase Agreement (as defined below), until the net proceeds of such issuances exceed $50.0 million. Additionally, Dialectic may require the Issuer to repurchase the Forbearance Warrant for $20.0 million after the fifth anniversary of the issuance of the Forbearance Warrant, upon a change of control of the Issuer or immediately prior to the occurrence of a voluntary dissolution, liquidation or winding up of the affairs of the Issuer.

In connection with the Forbearance Warrant, the Issuer and Dialectic entered into a registration rights agreement (the "Warrant Registration Rights Agreement") pursuant to which, among other things, the Issuer will provide Dialectic with certain registration rights with respect to the shares of Common Stock issuable upon any exercise of the Forbearance Warrant.

Transaction Agreement

On September 23, 2025, concurrently with the execution of the Fifteenth Term Loan Amendment and the issuance of the Forbearance Warrant, the Issuer entered into a Transaction Agreement (the "Transaction Agreement") with Dialectic and the other Lenders.

At the closing (the "Closing") of the transactions contemplated by the Transaction Agreement, subject to the terms and conditions set forth therein, the Issuer will issue to Dialectic, on a dollar-for-dollar basis, one or more senior secured convertible notes (the "Convertible Notes") in exchange (the "Debt Exchange") for the amounts then outstanding and owing by the Issuer to Dialectic under the Term Loans (including principal, any prepayment penalties and exit fees, but excluding any accrued and unpaid interest thereon, the "Term Loans"), which Convertible Notes will be governed by an indenture (the "Indenture"). In addition, at the Closing, the Issuer and Dialectic will enter into a registration rights agreement (the "Convertible Notes Registration Rights Agreement"), pursuant to which, among other things, the Issuer will provide Dialectic (or any assignee of the Convertible Notes) with certain demand and piggyback registration rights with respect to the shares of the Common Stock issuable upon any conversion of the Convertible Notes.

Pursuant to the terms of the Transaction Agreement, in the event that the Issuer uses commercially reasonable efforts to, but is unable to, raise net cash proceeds from its standby equity purchase agreement dated as of January 25, 2025 (as amended, the "Standby Equity Purchase Agreement"), between the Issuer and YA II PN, LTD, that are sufficient to pay the costs and expenses of the transactions contemplated by the Transaction Agreement, to repay amounts outstanding and owing to the OC III Lenders under the Term Loans and for the working capital needs and other general corporate purposes of the Issuer (the "Specified Purposes"), upon the Issuer's written request, Dialectic will use commercially reasonable efforts to make additional funds available to the Issuer for the Specified Purposes by either (i) prior to the Closing, increasing the aggregate principal amount of the Term Loans made by Dialectic to the Issuer, or (ii) at or following the Closing, purchasing additional Convertible Notes from the Issuer in excess of the Convertible Notes to be issued to Dialectic in the Debt Exchange (the issuance by the Issuer of any such additional Convertible Notes, an "Additional Notes Issuance").

The Closing is subject to various conditions, including, (1) the approval of the Debt Exchange by the Issuer's stockholders, (2) the absence of any order or law that has the effect of prohibiting the consummation of the transactions contemplated by the Transaction Agreement, (3) the accuracy of each party's representations and warranties, subject to agreed materiality standards, (4) each party's material compliance with all obligations required to be performed under the Transaction Agreement and (5) the absence of an Issuer material adverse effect since the date of the Transaction Agreement.

The Issuer also has agreed not to, and not to cause or direct any of its representatives to, solicit, initiate or knowingly facilitate or knowingly encourage, or otherwise propose or knowingly induce the making, submission, or announcement of, any third-party alternative transaction proposals and has agreed to certain restrictions on its and its representatives' ability to respond to any such proposals. The Transaction Agreement also provides for the Issuer's board of directors (the "Board") to recommend that its stockholders vote in favor of the Debt Exchange, the issuance of any shares of Common Stock upon exercise of the Forbearance Warrant (and any new warrants issued upon transfer of any portion of the Forbearance Warrant) in excess of 19.99% of the Issuer's outstanding shares of Common Stock as of the date of the Forbearance Warrant (the "Exchange Cap") pursuant to the terms of the Forbearance Warrant (any such issuance, a "Forbearance Warrant Excess Shares Issuance", and any such shares in excess of the Exchange Cap, the "Forbearance Warrant Excess Shares") and, if applicable, any Additional Notes Issuance, subject to certain exceptions described in the Transaction Agreement. Prior to stockholder approval of the Debt Exchange and subject to certain notice and other specified conditions, the Board may, in connection with a superior proposal, withdraw its recommendation in favor of the Debt Exchange, any Forbearance Warrant Excess Shares Issuance and the Additional Notes Issuance or terminate the Transaction Agreement to enter into a definitive agreement providing for such superior proposal if, in each case, the Board determines in good faith that the failure to take such action would be reasonably likely to be inconsistent with the Board's fiduciary duties under applicable law. Prior to stockholder approval of the Debt Exchange and subject to certain notice and other specified conditions, the Board also may withdraw its recommendation in favor of the Debt Exchange, any Forbearance Warrant Excess Shares Issuance and the Additional Notes Issuance (but not terminate the Transaction Agreement) if, in response to an intervening event, it determines in good faith that a failure to take such action would reasonably be expected to be inconsistent with the Board's fiduciary duties under applicable law.

Convertible Notes

The Convertible Notes to be issued to Dialectic at the Closing will have a three-year maturity and an interest rate of 10% per annum, payable in kind, compounded annually, and will be secured by all of the assets of the Issuer currently securing the Term Loans. The initial conversion price of the Convertible Notes is contemplated to equal $10.00 per share of Common Stock (the "Conversion Price"), subject to adjustment for stock splits and similar events, and includes antidilution protections in favor of Dialectic as described in the Indenture. The Conversion Price is subject to adjustment on the last day of each calendar quarter following execution of the Transaction Agreement (each, a "Reset Price Date") to the greater of (a) $4.00 per share and (b) the lesser of (i) the then Conversion Price and (ii) the 30-day VWAP of the Common Stock immediately preceding the Reset Price Date. The Indenture will contain affirmative and negative covenants substantially consistent with the Fifteenth Term Loan Amendment, as well as a covenant requiring the Issuer to maintain minimum liquidity of $3.75 million as of the last day of the first quarter of 2026, $5.0 million as of the last day of the second quarter of 2026, $6.25 million as of the last day of the third quarter of 2026 and $7.5 million as of the last day of the fourth quarter of 2026 and each quarter thereafter.

Assuming a Conversion Price of $10.00 and no Additional Notes Issuances, at the Closing the Convertible Notes issued to Dialectic are expected to convert into approximately 29.4% of the issued and outstanding shares of Common Stock as of the date of the Transaction Agreement.

RSUs Acquired by Mr. Fichthorn

On May 1, 2025, in connection with Mr. Fichthorn's appointment as a director of the Issuer, Mr. Fichthorn was issued 4,405 RSUs, each representing a contingent right to receive one share of Common Stock. The RSUs are in addition to 10,866 shares of Common Stock held by Mr. Fichthorn prior to his appointment as a director of the Issuer.

Other Plans and Proposals

Except as set forth herein, or as would occur upon completion of any of the matters discussed herein, the Reporting Persons have no present plans, proposals or intentions which would result in or relate to any of the transactions described in subparagraphs (a) through (j) of Item 4 of Schedule 13D. The Reporting Persons may at any time or from time to time determine, either alone or as part of a group, (a) to acquire additional securities of the Issuer, through open-market purchases, privately negotiated transactions or otherwise, (b) to dispose all or a portion of the securities of the Issuer owned by them in the open market, in privately negotiated transactions or otherwise, or (c) to take any other available course of action, which could involve one or more of the types of transactions or have one or more of the results described in the preceding sentence of this Item 4. Notwithstanding anything contained herein, each Reporting Person specifically reserves the right to change its intention with respect to any or all of such matters. In reaching any decision as to its course of action (as well as to the specific elements thereof), each Reporting Person currently expects that it would take into consideration a variety of factors, including, but not limited to, the following: the Issuer's business and prospects; other developments concerning the Issuer and its businesses generally; other business opportunities available to such Reporting Person; changes in law and government regulations; general economic conditions; and money and stock market conditions, including the market price of the securities of the Issuer.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned: See rows (11) and (13) of the cover page to this Schedule 13D for the aggregate number of shares of Common Stock and percentage of Common Stock that would be beneficially owned by each Reporting Person upon the exercise in full (and for cash, not on a net-exercise basis) of the Forbearance Warrant. The aggregate percentage of Common Stock reported beneficially owned by each Reporting Person upon exercise of the Forbearance Warrant is based upon 13,333,207 shares of Common Stock outstanding as of September 22, 2025.
Number of shares as to which each person has sole or shared power to vote or dispose:
See rows (7) through (10) of the cover page to this Schedule 13D for the shares of Common Stock as to which each Reporting Person would have the sole or shared power to vote or direct the vote and sole or shared power to dispose or to direct the disposition upon the exercise in full (and for cash, not on a net-exercise basis) of the Forbearance Warrant.

Dialectic would directly hold any Common Stock beneficially owned by it upon any exercise of the Forbearance Warrant. Dialectic Manager, as the manager of Dialectic, and Mr. Fichthorn, as the Managing Member of Dialectic Manager, may each be deemed to have the shared power to direct the voting and disposition of shares of Common Stock owned by Dialectic and, consequently, Mr. Fichthorn and Dialectic Manager may each be deemed to possess indirect beneficial ownership of such shares upon any exercise by Dialectic of the Forbearance Warrant. Mr. Fichthorn and Dialectic Manager disclaims beneficial ownership of such shares for all other purposes.

Without giving effect to any exercise of the Forbearance Warrant, Mr. Fichthorn directly holds and has the sole power to vote and dispose of 10,866 shares of Common Stock and 4,405 RSUs.
Transactions in the class effected during the past sixty days: No transactions in shares of Common Stock have been effected by the Reporting Persons during the past sixty (60) days.
Other persons with the right to receive dividends or sale proceeds: Other than the Reporting Persons, no persons have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock reported herein.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
Item 4 of this Schedule 13D is incorporated herein by reference.

The foregoing descriptions are qualified in their entirety by reference to the full text of the Forbearance Warrant, the Warrant Registration Rights Agreement and the Transaction Agreement, copies of which are filed as Exhibits 99.2, 99.3, and 99.4, respectively, and are incorporated by reference in this Item 6.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
99.1 Joint Filing Statement

99.2 Warrant to Purchase Common Stock dated September 23, 2025, issued by the Issuer to Dialectic (incorporated by reference to Exhibit 4.1 to the Issuer's Current Report on Form 8-K filed on September 23, 2025). https://www.sec.gov/Archives/edgar/data/709283/000119312525212374/d12850dex41.htm

99.3 Registration Rights Agreement dated as of September 23, 2025, by and between the Issuer and Dialectic (incorporated by reference to Exhibit 4.2 to the Issuer's Current Report on Form 8-K filed on September 23, 2025). https://www.sec.gov/Archives/edgar/data/709283/000119312525212374/d12850dex42.htm

99.4 Transaction Agreement dated as of September 23, 2025, by and among the Issuer, Dialectic, OC III LVS XXXIII LP, and OC III LVS XL LP (incorporated by reference to Exhibit 10.1 to the Issuer's Current Report on Form 8-K filed on September 23, 2025). https://www.sec.gov/Archives/edgar/data/709283/000119312525212374/d12850dex101.htm

## Signatures
- Dialectic Technology SPV LLC: /s/ John Fichthorn, John Fichthorn / Authorized Signatory (10/10/2025)
- Dialectic Technology Manager LLC: /s/ John Fichthorn, John Fichthorn / Managing Member (10/10/2025)
- JOHN FICHTHORN: /s/ John Fichthorn, John Fichthorn (10/10/2025)